For the period ended January 31, 1996                       Exhibit 77I(b)
File Number 811-7630


PaineWebber Small Cap Growth Fund

     The Fund has taken actions during the period covered by this report in an attempt to conform the nomenclature used for its share classes with the uniform nomenclature system suggested by the Investment
Company Institute.

     Shares of the Fund outstanding prior to November 10, 1995, that had been designated Class B shares were redesignated Class C shares as of that date. The Fund continues to offer a class of shares having characteristics substantially similar to those which were previously designated Class B shares prior to November 10, 1995, but these shares are now named Class C shares.

     In addition, shares of the Fund outstanding prior to November 10, 1995, that had been designated Class C shares were redesignated Class Y shares as of that date. The Fund continues to offer a class of shares having characteristics substantially similar to those which were previously designated Class C shares prior to November 10, 1995, but these shares are now named Class Y shares.

     On December 1, 1995, the Fund commenced offering a new class of shares. These new shares carry the designation Class B shares and may be subject to a contingent deferred sales charge if redeemed within a certain number of years of purchase.

     The current Prospectuses and Statements of Additional Information of the Fund contain a complete description of the above referenced share classes and are hereby incorporated by reference in response to this Item 77I of Form N-SAR as follows:

     The Prospectus and Statement of Additional Information included in the Registrant's Registration Statement on Form 497 filed with the Securities and Exchange Commission through EDGAR on December 11, 1995,
(Accession No. : 0000950117-95-000494), is incorporated herein by reference in response to this Sub-Item.